Exhibit 99.3

U P X 1. Election of Directors: 01 - Francisco Fernandez de Ybarra del Rey 02 - Nelson Mattos For Against Abstain 2. To resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2025, be approved and ratified. For Against Abstain Resolutions — The Board recommends that shareholders of the Company vote “FOR” all the Nominees listed, and “FOR” the A resolution at the Annual Meeting. Your vote is very important to the Company. 04BN2F Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. 2026 Annual Meeting Proxy Card Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Notice of 2026 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting — December 02, 2026 I/We [please print name(s)] of [please print address(es)] being (a) shareholder(s) of the Company hereby appoint [please print name(s)] or [please print name(s)] or failing him/her the duly appointed chairman of the Meeting (the “Chairman”) (together, the “Proxies”), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of dLocal Limited (the Company), to be held on December 02, 2026 at 11:00 AM Montevideo time (9:00 AM ET), at the Company’s offices at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300, and virtually via live webcast at https://meetnow.global/M7FSSF2, and at any adjournments or postponements thereof, as follows. Please indicate your vote For/Against on the reverse. If no such directions are indicated (or any one of them), the Proxies will have authority to vote FOR the election of the Board of Directors and FOR resolution 2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Proxy — DLocal Limited q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: www.investorvote.com/dLO